Exhibit 99.1

CHOCO UP GROUP HOLDINGS LIMITED and its subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Choco Up Group Holdings Limited and its subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Director and Shareholders of Choco Up Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Choco Up Group Holdings Limited and its subsidiaries (collectively, the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss, comprehensive loss, changes in deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Group’s auditor since 2025.

Singapore

8 August, 2025

Choco Up Group Holdings Limited and its subsidiaries

Consolidated Statements of Profit or Loss

For the years ended December 31, 2024 and 2023

		2024	2024	2023
	Note	US$	HK$	HK$

Revenue	3	5,128,710	39,838,284	27,100,489

Costs of borrowing		(2,169,060)	(16,848,609)	(5,746,014)

Staff related expenses		(2,837,697)	(22,042,377)	(17,538,324)

Marketing expenses		(691,243)	(5,369,369)	(2,569,634)

Depreciation and amortisation		(182,716)	(1,419,283)	(1,372,809)

IT related expenses		(260,207)	(2,021,212)	(1,673,595)

Professional fees		(1,313,037)	(10,199,280)	(4,248,602)

Office expenses		(134,752)	(1,046,708)	(999,809)

Rent and utilities		(29,932)	(232,503)	(190,455)

Expected credit losses		(70,093)	(544,463)	(262,284)

Finance income	5	8,578	66,635	16,724

Finance costs	6	(9,734)	(75,609)	(153,903)

Other (expenses)/income, net	5	(69,607)	(540,684)	605,784

Loss before tax	7	(2,630,790)	(20,435,178)	(7,032,432)

Income tax expense	8	(41,733)	(324,171)	(2,154)

Loss for the year		(2,672,523)	(20,759,349)	(7,034,586)

Loss per share *

Basic	9	(53.45)	(415.19)	(140.69)

Diluted	9	(53.45)	(415.19)	(140.69)

* Shares and per share data are presented on a retrospective basis to reflect the Reorganisation.

Choco Up Group Holdings Limited and its subsidiaries

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2024 and 2023

		2024	2024	2023
	Note	US$	HK$	HK$

Loss for the year		(2,672,523)	(20,759,349)	(7,034,586)

Other comprehensive income, net of tax:

Other comprehensive income that may be reclassified to profit or loss in subsequent periods, net of tax:

Exchange difference on translation of foreign operations		1,750	13,582	668

Other comprehensive income for the year, net of tax		1,750	13,582	668

Total comprehensive loss for the year		(2,670,773)	(20,745,767)	(7,033,918)

The accompanying notes form an integral part of these consolidated financial statements.

Choco Up Group Holdings Limited and its subsidiaries

Consolidated Statements of Financial Position

December 31, 2024 and 2023

		December 31, 2024	December 31, 2024	December 31, 2023	January 1, 2023
	Note	US$	HK$	HK$	HK$

Assets

Non-current assets

Property, plant and equipment	10	55,513	431,206	638,505	884,607
Right-of-use assets, operating lease	11	147,629	1,146,741	1,000,332	2,067,154

		203,142	1,577,947	1,638,837	2,951,761
Current assets

Amounts due from related parties	12	4,954,166	38,482,469	2,358,127	1,160,000
Financial assets measured at amortised cost	13	8,433,204	65,506,599	30,644,160	17,814,291
Financial assets measured at fair value through profit or loss	14	11,653,255	90,518,992	51,905,631	102,039,606
Tax recoverable		155,490	1,207,800	-	-
Deposits, prepayments and other receivables	15	410,391	3,187,794	439,213	952,106
Cash and cash equivalents	16	1,913,530	14,863,728	30,593,425	6,078,684

		27,520,036	213,767,382	115,940,556	128,044,687

Total assets		27,723,178	215,345,329	117,579,393	130,996,448

Choco Up Group Holdings Limited and its subsidiaries

Consolidated Statements of Financial Position (Continued)

December 31, 2024 and 2023

		December 31, 2024	December 31, 2024	December 31, 2023	January 1, 2023
	Note	US$	HK$	HK$	HK$

Deficit and liabilities
Current liabilities

Loans payables, current portion	19	19,677,680	152,850,315	91,235,997	26,236,000
Lease liabilities, current portion	20	93,441	725,824	1,000,468	1,058,290
Amounts due to related parties	12	-	-	23,232,925	62,937,798
Accruals and other payables	21	1,926,192	14,962,079	2,812,947	3,092,166
Current tax payable		37,233	289,213	990,960	2,801,712

		21,734,546	168,827,431	119,273,297	96,125,966

Non-current liabilities

Loans payables, non-current portion	19	10,150,933	78,849,400	10,243,400	38,773,400
Lease liabilities, non-current portion	20	57,424	446,051	94,482	1,094,950

		10,208,357	79,295,451	10,337,882	39,868,350

Total liabilities		31,942,903	248,122,882	129,611,179	135,994,316

Deficit

Share capital *	17	50,208	390,000	390,000	390,000
Accumulated losses		(6,312,741)	(49,035,472)	(28,276,123)	(21,241,537)
Other reserves	18	2,041,036	15,854,158	15,854,158	15,854,158
Exchange reserve	18	1,772	13,761	179	(489)

Total deficit		(4,219,725)	(32,777,553)	(12,031,786)	(4,997,868)

Total deficit and liabilities		27,723,178	215,345,329	117,579,393	130,996,448

* Shares and per share data are presented on a retrospective basis to reflect the Reorganisation.

The accompanying notes form an integral part of these consolidated financial statements.

Choco Up Group Holdings Limited and its subsidiaries

Consolidated Statements of Changes in Deficit

For the year ended December 31, 2024 and 2023

	Share capital *	Accumulated losses	Other reserves	Exchange reserve	Total
	HK$	HK$	HK$	HK$	HK$

January 1, 2023	390,000	(21,241,537)	15,854,158	(489)	(4,997,868)

Loss for the year	-	(7,034,586)	-	-	(7,034,586)
Other comprehensive income:
Exchange difference on translation of foreign operations	-	-	-	668	668

December 31, 2023	390,000	(28,276,123)	15,854,158	179	(12,031,786)

Loss for the year	-	(20,759,349)	-	-	(20,759,349)
Other comprehensive income:
Exchange difference on translation of foreign operations	-	-	-	13,582	13,582

December 31, 2024	390,000	(49,035,472)	15,854,158	13,761	(32,777,553)

December 31, 2024 (US$)	50,208	(6,312,741)	2,041,036	1,772	(4,219,725)

* Shares and per share data are presented on a retrospective basis to reflect the Reorganisation.

The accompanying notes form an integral part of these consolidated financial statements.

Choco Up Group Holdings Limited and its subsidiaries

Consolidated Statements of Cash Flows

For the year ended December 31, 2024 and 2023

		2024	2024	2023
	Note	US$	HK$	HK$

Cash flows from operating activities

Loss before tax		(2,630,790)	(20,435,178)	(7,032,432)

Adjustments for:

Exchange differences		170,031	1,320,746	(300,741)
Interest income	5	(8,578)	(66,635)	(16,724)
Interest expenses from lease liabilities	6	9,734	75,609	153,903
Interest expenses from loans payables		2,169,060	16,848,609	5,746,014
Depreciation of property, plant and equipment	10	37,007	287,456	305,987
Amortisation of right-of-use assets	11	145,709	1,131,827	1,066,822
Provision for expected credit losses	23(a)	70,093	544,463	262,284

Operating cash flows before movements in working capital		(37,734)	(293,103)	185,113

(Increase)/decrease in financial assets measured at fair value through profit or loss		(4,971,016)	(38,613,361)	50,133,975
Increase in financial assets measured at amortised cost		(4,558,222)	(35,406,902)	(13,092,153)
(Increase)/decrease in deposits, prepayments and other receivables		(353,847)	(2,748,581)	512,893
Increase in accruals and other payables		1,388,564	10,785,947	209,164
Increase in amounts due from related parties		(4,650,584)	(36,124,342)	(1,198,127)
Decrease in amounts due to related parties		(2,990,966)	(23,232,925)	(39,704,873)

Cash used in operations		(16,173,805)	(125,633,267)	(2,954,008)

Interest received		8,578	66,635	16,724
Interests paid		(2,003,300)	(15,561,033)	(6,388,300)
Income tax paid		(287,565)	(2,233,718)	(1,812,906)

Net cash used in operating activities		(18,456,092)	(143,361,383)	(11,138,490)

Cash flows from investing activities

Purchase of property, plant and equipment		(10,319)	(80,157)	(59,885)

Net cash used in investing activities		(10,319)	(80,157)	(59,885)

Choco Up Group Holdings Limited and its subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the year ended December 31, 2024 and 2023

		2024	2024	2023
	Note	US$	HK$	HK$

Cash flows from financing activities

Proceeds from loans payables		24,770,745	192,411,715	73,530,007
Repayment of loans payables		(8,006,411)	(62,191,397)	(37,060,010)
Repayment of principal portion of lease liabilities		(154,655)	(1,201,311)	(1,058,290)

Net cash generated from financing activities		16,609,679	129,019,007	35,411,707

Net (decrease)/increase in cash and cash equivalents		(1,856,732)	(14,422,533)	24,213,332

Cash and cash equivalents at beginning of the year		3,938,544	30,593,425	6,078,684

Effect of foreign exchange rate changes		(168,282)	(1,307,164)	301,409

Cash and cash equivalents at end of the year	16	1,913,530	14,863,728	30,593,425

	2024	2024	2023
	US$	HK$	HK$
Supplementary cash flows information
Right-of-use assets obtained in exchange for operating lease obligations	164,558	1,278,236	-

The accompanying notes form an integral part of these consolidated financial statements.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

1.	General

Choco Up Group Holdings Limited (the “Company”, and together with its subsidiaries, the “Group”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The principal activity of the Company is investment holding. The principal activities of the subsidiaries (together with the Company, collectively referred to as the “Group”) are:

Information about subsidiaries

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation/ operation date of incorporation	Percentage of issued capital held			Principal activities
		2024	2023	2022

Choco Up AUS PTY Limited	Australia / November 8, 2022	100	100	100	Provision of revenue-based financing service
Choco Up SG PTE Limited	Singapore / March 13, 2020	100*	100*	100*	Provision of revenue-based financing service
Daily Smile Limited	British Virgin Islands (“BVI”) / April 18, 2024	100	100	100	Investment holding
Happy CP Company Limited	Hong Kong / April 12, 2018	100	100	100	Provision of revenue-based financing service

Perfect Pointer Limited	BVI / April 18, 2024	100	100	100	Investment holding
Vital Project Limited	BVI / March 18, 2024	100	100	100	Investment holding

*	Prior to June 4, 2025, 70% shareholding was held directly by Choco Up Holding Limited and 30% was held on behalf by an independent third party for Choco Up Holdings Limited under a trust deed. Upon the reorganisation of Choco Up Holdings Limited and the Company on June 4, 2025, both 30% shareholding originally held by the independent third party and 70% shareholding originally held by Choco Up Holdings Limited have been transferred to the Company. Accordingly, Choco Up SG PTE Limited became a wholly-owned subsidiary of the Company.

On June 4, 2025, as part of a reorganisation, Choco Up Holdings Limited, a company incorporated on December 1, 2020 domiciled in British Virgin Islands, agreed to sell all of its shares in seven wholly-owned subsidiaries, namely, Happy CP Company Limited, Choco Up SG PTE Limited, Choco Up AUS PTY Limited, Daily Smile Limited, Perfect Pointer Limited and Vital Project Limited, and the Company agreed to buy the entire issued share capital of the aforesaid seven subsidiaries in consideration for the Company to allot and issue an aggregate of 50,000 fully paid ordinary shares of par value US$1 each at the aggregate issue price of US$50,000. Except for Happy CP MY SDB BHD, all the share transfer of the subsidiaries from Choco Up Holdings Limited to the Company have been completed in June 2025.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

1.	General (continued)

As Choco Up Holdings Limited and the Company are under common control of two major shareholders, namely Hung Percy and Honest Legend Limited, the series of contractual arrangements between Choco Up Holdings Limited and the Company in 2025 constituted a reorganisation under common control. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued share capital, which have been revised to reflect the effects of the reorganisation, in accordance with International Financial Reporting Standards (“IFRS”) as of January 1, 2023, December 31, 2023 and 2024. Consequently, in accordance with this policy being applied to these consolidated financial statements, as of December 31, 2023 and 2024, The Company had 50,000 issued and fully paid ordinary share.

2.	Basis of preparation of consolidated financial statements and material accounting policy information

2.1	Basis of preparation of consolidated financial statements

These consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Group has applied IFRS for the first time to these consolidated financial statements for the years ended December 31, 2024 and 2023. All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied. In preparing the consolidated financial statements, the Group’s opening statements of financial position was prepared as at January 1, 2023, the Group’s date of transition to IFRS. As the Group neither prepared nor reported a complete set of financial statements in the past, the reconciliations from previous GAAP to IFRS were not disclosed.

These consolidated financial statements have been prepared on a historical cost convention except for the financial assets measured at fair value through profit or loss (“FVTPL”) which are measured at fair value.

These consolidated financial statements are presented in Hong Kong dollars (“HK$”). The Group primarily conducts its business through its overseas subsidiaries in Hong Kong, Singapore, Malaysia and Australia, with the largest proportion and significance in Hong Kong. The functional currency of the Hong Kong subsidiary, Happy CP Company Limited is the Hong Kong dollars. The functional currencies of the other overseas subsidiaries are currencies in respective jurisdictions other than the Hong Kong dollars.

Translations of the consolidated statements of financial position, consolidated statements of profit or loss, consolidated statements of comprehensive loss and consolidated statements of cash flows from HK$ into US Dollar (“US$”) as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of HK$7.7677 = US$1, as the prevailing rate as of December 31, 2024 as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

2.2	Application of amendments to IFRS

The consolidated financial statements of the Group have been prepared in accordance with IFRS as issued by the IASB. The IASB has issued a number of new and revised IFRS Accounting Standards. In preparing the consolidated financial statements, the Group has consistently applied all new and revised IFRS Accounting Standards throughout the reporting period.

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The application of the new and amendments to IFRS in the current year has had no material impact on the Company’s financial positions and performance for the current and prior years and/or on the disclosures set out in these financial statements.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.3	Going concern

The Group incurred a loss of HK$20,759,349 and HK$7,034,586 for the year ended December 31, 2024 and 2023, respectively, and incurred net cash used in operating activities of HK$143,361,383 and HK$11,138,490 for the years ended December 31, 2024 and 2023 and as of December 31, 2024, the Group’s total liabilities exceeded its total assets by HK$32,777,553. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, the Group may not be able to realize its assets and discharge its liabilities in the normal course of business.

The Group’s ability to continue as a going concern will require the Group to obtain additional financing to fund its operations. In assessing the going concern, the management has considered:

●	Out of the total loans payables, two independent business partners who lend money to the Group have agreed not to request repayment of the loans to the Group for at least twelve months from the date of these consolidated financial statements until the Group are able to do so without impairing its liquidity and financial position;

●	On March 5, 2025, the Group entered into two agreements with two independent investment companies to provide additional funding to the Group for ordinary operation; and

●	Based on the business plans of the Group, management expects to see a positive trend in the Group’s future results. The merger transaction discussed in Note 27 is expected to create synergies that will enhance the Group’s performances and provide sufficient resources for long-term growth and development.

The management believe the Group has adequate financial resources to continue in operational existence for the foreseeable future, a period of at least twelve months from the date of this report. Accordingly, the going concern basis of accounting continues to be used in the preparation of the consolidated financial statements for the year ended December 31, 2024 and 2023.

2.4	Significant judgements and estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The management have considered the development, selection and disclosure of the Group’s critical accounting judgements and estimates.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.4	Significant judgements and estimates (continued)

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below:

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Certain subsidiaries of the Group have tax loss carry forwards amounting to HK$5,633,697 (2023: HK$1,460,575). The loss does not expire and the Group has no temporary taxable differences which could partly support the recognition of deferred tax assets. Also, there are no tax planning opportunities available that would further provide a basis for recognition.

If the Group was able to recognise all unrecognised deferred tax assets, loss would decrease by approximately HK$929,560 (2023: HK$240,995). Further details are contained in Note 8.

Fair value of financial assets measured at FVTPL

Where the fair value of financial assets recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. The judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Provision for expected credit losses (“ECL”) of financial assets measured at amortised cost, amounts due from related parties and deposits and other receivables

The Group uses a probability of default method to calculate ECLs for financial assets measured at amortised cost, amounts due from related parties and deposits and other receivables. The probability of default is based on probability of default events that are possible within the next 12-months (a 12-month ECL) for other receivables which there have not been a significant increase in credit risk since initial recognition or probability of default events that are possible over the remaining life of the exposure (a lifetime ECL) for amortised cost and amounts due from related parties which there have been a significant increase in credit risk since initial recognition.

The probability of default is initially based on the Group historical observed default rates. The Group will calibrate the probability to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of debtor’s actual default in the future. Details of provision for ECL policy are disclosed in Note 2.5(e). The information about the ECLs on the Group’s financial assets measured at amortised cost, amounts due from related parties and deposits and other receivables are disclosed in Note 23(a).

The carrying amount of the Group’s amounts due from related parties and financial assets measured at amortised cost as at December 31, 2024 and 2023 and January 1, 2023 are disclosed in Note 12 and Note 13.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information

a)	Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2024 and 2023. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	the contractual arrangement with the other vote holders of the investee;
●	rights arising from other contractual arrangements; and
●	the Group’s voting rights and potential voting rights.

The financial statements of subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

b)	Merger accounting for business combination involving entities under common control

Business combination involving entities under common control includes acquisition of subsidiaries controlled by the members of the Company.

The consolidated financial statements incorporate the financial statements items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are consolidated using the existing book values from the controlling party’s perspective. No amount is recognised in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.

The consolidated statements of profit or loss includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the end of previous reporting period.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

c)	Property, plant and equipment

Property, plant and equipment are stated at cost, less provisions for depreciation and impairment loss, if any.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of profit or loss in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in future economic benefits expected to be obtained from the use of the item, the expenditure is capitalised as an additional cost of the item. When an item of property, plant and equipment is sold, its cost and accumulated depreciation are removed from the consolidated financial statements and any gain or loss resulting from the disposal, being the difference between the net disposal proceeds and the carrying amount of the asset, is included in the consolidated statements of profit or loss.

Depreciation is provided on the straight-line method, based on the estimated economic useful life of the individual assets, as follows:

Leasehold improvements	20% per annum or over the terms of lease
Computer equipment	30% per annum
Furniture and fixtures	20% per annum

An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated statements of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

d)	Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories and financial assets), the recoverable amount of the asset is estimated. An asset’s recoverable amount is the higher of the value in use of the asset or cash-generating unit to which it belongs and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated statements of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

d)	Impairment of non-financial assets (continued)

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the consolidated statements of profit or loss in the period in which it arises.

e)	Financial assets

Financial assets are recognised when a Group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). Transaction costs that are directly attributable to the acquisition of financial assets (other than financial assets at FVTPL) are added to the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognised immediately in consolidated statements of profit or loss.

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortised cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

e)	Financial assets (continued)

Classification and subsequent measurement of financial assets (continued)

All other financial assets are subsequently measured as FVTPL, except that at the date of initial application/initial recognition of a financial asset the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3 Business Combinations applies.

In addition, the Group may irrevocably designate a financial asset that is required to be measured at the amortised cost or FVTOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortised cost (debt instruments)
●	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
●	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●	Financial assets at fair value through profit or loss

Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost includes financial assets measured at amortised cost and amounts due from related parties and other receivables and deposits.

Financial assets at fair value through OCI (debt instruments)

For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss. The Group does not have any debt instruments at fair value through OCI.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment. The Group does not have any financial assets under this category.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

e)	Financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statements of financial position at fair value with net changes in fair value recognised in the statements of profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Impairment of financial assets

The Group recognises a loss allowance for ECL on financial assets which are subject to impairment under IFRS 9 Financial Instruments (including financial assets measured at amortised cost, deposits and other receivables and amounts due from related parties). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognises lifetime ECL for financial assets measured at amortised cost. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Group measures the loss allowance equal to 12-month ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

e)	Financial assets (continued)

Impairment of financial assets (continued)

(i)	Significant increase in credit risk (continued)

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;
●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
●	an actual or expected significant deterioration in the operating results of the debtor; and
●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 3 instalments past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

e)	Financial assets (continued)

Impairment of financial assets (continued)

(ii)	Default and credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;
(b)	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
(c)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or
(d)	the disappearance of an active market for that financial asset because of financial difficulties.

(iii)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of financial assets measured at amortised cost and financial assets measured at FVTPL, when the amounts are over eighteen months past due with either of the circumstances that the Group has litigation with the counterparty or cannot make contact with the counterparty, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognised in consolidated statements of profit or loss.

(iv)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

e)	Financial assets (continued)

Impairment of financial assets (continued)

(iv)	Measurement and recognition of ECL (continued)

Where ECL is measured on a collective basis or specifically for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

●	Nature of financial instruments (i.e. the Group’s other receivables and deposits are each assessed as a separate group. Amounts due from related parties is assessed for expected credit loss on an individual basis);
●	Past-due status;
●	Nature, size and industry of debtors; and
●	External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on net carrying amount of the financial asset.

f)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statements of financial position) when:

●	the rights to receive cash flows from the asset have expired; or

●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Choco Up Group Holdings Limited and its subsidiaries

.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

f)	Derecognition of financial assets (continued)

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in consolidated statements of profit or loss.

g)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings or payables, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities include loans payables, lease liabilities, accruals and other payables and amounts due to related parties.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

●	Financial liabilities at fair value through profit or loss

●	Financial liabilities at amortised cost (loans and borrowings)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit or loss. Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has not designated any financial liability as at FVTPL.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

g)	Financial liabilities (continued)

Financial liabilities at amortised cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the consolidated statements of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the consolidated statements of profit or loss.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in consolidated statements of profit or loss.

h)	Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 Leases at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Short-term leases

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

h)	Leases (continued)

The Group as a lessee (continued)

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Group; and

●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets that do not meet the definition of investment property or inventory in “right-of-use assets”.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Lease liabilities

At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

h)	Leases (continued)

The Group as a lessee (continued)

Lease liabilities (continued)

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Group under residual value guarantees;

●	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group presents lease liabilities as a separate line item on the consolidated statements of financial position.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

i)	Foreign currency translation

These financial statements are presented in Hong Kong dollars. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences are taken to consolidated statements of profit or loss. Differences arising on settlement or translation of monetary items are recognised in the consolidated statements of profit or loss with the exception of monetary items that are designated as part of the hedge of the Group’s net investment of a foreign operation. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item.

As at the end of the reporting period, the assets and liabilities of the entity are translated into the presentation currency of the Company at the exchange rates ruling at the end of the reporting period, and their income and expense items are translated into Hong Kong dollars at the exchange rates prevailing at the dates of the transactions.

The resulting exchange differences are recorded in other comprehensive income and the cumulative balance is included in exchange reserve in the consolidated statements of changes in equity. On disposal of a foreign entity, the deferred cumulative amount recognised in exchange reserve relating to that particular foreign operation is recognised in the consolidated statements of profit or loss. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

For the purpose of the consolidated statements of cash flows, the cash flows of the overseas branch and subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas branch and subsidiaries which arise throughout the year are translated into Hong Kong dollars at the spot rates for the year.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

j)	Provision

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in the finance costs in the consolidated statements of profit or loss.

k)	Revenue recognition

Under IFRS 15, the Group recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs;
●	the Group’s performance creates and enhances an asset that the customer controls as the Group performs; or
●	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service.

A contract liability represents the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Further details of the Group’s revenue recognition policies are as follows:

i)	Fair value change from financial assets measured at FVTPL

Changes in fair value of financial assets, which are the principal product offered by the Group, are recognised in consolidated statements of profit or loss upon revaluation and realisation upon settlement.

ii)	Interest income

Interest income is accrued on an accruals basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

k)	Revenue recognition (continued)

iii)	Penalty revenue

Penalty revenue is recognised upon receipt when there are delay settlement from customers and is recognised in consolidated statements of profit or loss.

l)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

m)	Retirement benefits costs

The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the consolidated statements of profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund.

The Group’s employees in Singapore participate in the Central Provident Fund (“CPF”), a government-administered defined contribution retirement scheme. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the consolidated statements of profit or loss as they become payable in accordance with the rules of the CPF.

n)	Income tax

Income tax represents the sum of current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and at the time of the transaction does not give rise to equal taxable and deductible temporary differences; and

●	in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

n)	Income tax (continued)

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and at the time of the transaction does not give rise to equal taxable and deductible temporary differences; and

●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

o)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash at banks and funds held at third party platforms which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

p)	Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

q)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of key management personnel of the Group or the Group’s parent.

or

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close member of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(i)	that person’s children and spouse or domestic partner;
(ii)	children of that person’s spouse or domestic partner; and
(iii)	dependents of that person or that person’s spouse or domestic partner.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

r)	Fair value measurement

The Group measures its financial assets measured at FVTPL at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:-

Level 1 –	based on quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly
Level 3 –	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For details, please refer to the Note 23(b) to the consolidated financial statements.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

3.	Revenue

An analysis of the Group’s revenue is as follows:

	2024	2024	2023
	US$	HK$	HK$
Types of revenue:
Net fair value change from financial assets measured at FVTPL	3,613,426	28,068,011	18,693,205
Interest income from financial assets at amortised cost	1,464,005	11,371,948	5,280,713
Miscellaneous income	51,279	398,325	3,126,571

	5,128,710	39,838,284	27,100,489

4.	Segment information

The Group’s operating activities are attributable to a single operating segment focusing on provision of revenue-based financing services.

Geographical information

Most of the Gorup operations are located in Hong Kong and majority of the Group’s revenue from external customers based on the location of the Group’s operations is from Hong Kong.

The geographical information of the Group’s revenue for the years ended December 31, 2024 and 2023 are set out below.

	2024	2024	2023
	US$	HK$	HK$

Geographical markets:

- Hong Kong	3,957,954	30,744,199	27,100,489
- Singapore	1,170,756	9,094,085	-

	5,128,710	39,838,284	27,100,489

The geographical information of the Group’s non-current assets for the years ended December 31, 2024, 2023 and January 1, 2023 are set out below.

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Geographical markets:

- Hong Kong	60,289	468,306	1,262,002	2,094,502
- Singapore	142,853	1,109,641	376,835	857,259

	203,142	1,577,947	1,638,837	2,951,761

Information about major customers

During each of the years ended December 31, 2024 and 2023, there was no revenue from any customer who individually contributing over 10% of the total revenue of the Group.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

5.	Finance income and other (expenses)/income, net

	2024	2024	2023
	US$	HK$	HK$
Finance income

Bank interest income	8,578	66,635	16,724

Other (expenses)/income, net

Exchange (losses)/gains, net	(170,031)	(1,320,746)	300,741
Government subsidies (Note i)	41,548	322,730	405,256
Consultation income (Note ii)	64,369	500,000	-
Commission income (Note iii)	10,454	81,200	9,725
Sundry (expenses)/income, net	(15,947)	(123,868)	(109,938)

	(69,607)	(540,684)	605,784

Note:

i)	Government subsidies mainly represent Hong Kong Science and Technology Parks Corporation Incubation Programme of the Government of the Hong Kong Special Administrative Region of which aim to support innovation and technology startups with business development resources, SME Export Marketing Fund of the Government of the Hong Kong Special Administrative Region of which aim to participation in export promotion activities to expand their markets outside Hong Kong, STEM Internship Scheme of the Government of the Hong Kong Special Administrative Region of which aim to encourage students to gain innovation and technology related work experience during their studies. There are no unfulfilled conditions or contingencies relating to these government subsidies during the years.

ii)	Consultation income represents consultation services fee chargeable to an independent third party to provide marketing and e-commerce consultation services. The consultation income is recognised upon services rendered.

iii)	Commission income represents services fee chargeable to independent business partners for referral services rendered. The commission income is recognised upon services rendered.

6.	Finance costs

	2024	2024	2023
	US$	HK$	HK$

Interest expenses on lease liabilities	9,734	75,609	153,903

7.	Loss before tax

The Group’s loss before tax is arrived at after charging/(crediting):

	2024	2024	2023
	US$	HK$	HK$

Depreciation of property, plant and equipment	37,007	287,456	305,987
Depreciation of right-of-use assets	145,709	1,131,827	1,066,822
Exchange losses/(gains), net	170,031	1,320,746	(300,741)
Employee benefits expenses
- director’s emoluments	86,137	669,088	661,200
- Employer’s contribution to defined contribution plan (included in staff costs below)	330,129	2,564,345	1,813,069
- staff costs (including director’s emoluments (Note 26))	2,837,697	22,042,377	17,538,324

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

8.	Income tax

Taxation arising elsewhere is calculated at the rates prevailing in the relevant jurisdictions or countries in which the Group operates.

Details of income tax are as follows:

	2024	2024	2023
	US$	HK$	HK$

Current tax – Australia
- current year provision	-	-	2,154

Current tax – Singapore
- current year provision	41,733	324,171	-

Total tax expenses for the years	41,733	324,171	2,154

A reconciliation of the tax expense applicable to loss before tax at the statutory rates for the jurisdictions or countries in which the Group and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates is as follows:

	2024	2024	2023
	US$	HK$	HK$

Loss before tax	(2,630,790)	(20,435,178)	(7,032,432)

Tax at applicable rate	(434,080)	(3,371,804)	(1,160,351)
Income not subject to tax	(1,419)	(11,020)	(118,561)
Non-deductible expenses	374,884	2,911,989	990,367
Tax effect of deductible temporary differences not recognised	10,758	83,567	49,895
Difference in tax rate in different countries	(282)	(2,194)	(305)
Tax losses not recognised	91,872	713,633	241,109

Tax charge at the Group’s effective rate	41,733	324,171	2,154

Unrecognised tax losses

Deferred income tax assets are recognised for tax losses carried forward to the extent that recognised of the related tax benefits through future taxable profits is probable. The Group have the unrecognised tax losses of HK$5,633,697 (2023: HK$1,460,575) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses have no expiry date. In the opinion of the management, no deferred tax assets have been recognised due to unpredictability of future profit streams.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

9.	Loss per shares

The calculation of the basic and diluted loss per share attributable to owners of the Company is based on the following data:

	2024	2024	2023
	US$	HK$	HK$

Loss for the year attributable to the owners of the Company	(2,672,523)	(20,759,349)	(7,034,586)

Weighted average number of ordinary shares for the purpose of calculating the basic loss per share and dilutive loss per share (Note)	50,000	50,000	50,000

Note: The number of share and per share data are presented on a retrospective basis to reflect the reorganisation.

For the years ended December 31, 2024 and 2023, there were no securities that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share because of their antidilutive nature.

10.	Property, plant and equipment

	Computer	Furniture	Leasehold
	equipment	and fixtures	improvements	Total
	HK$	HK$	HK$	HK$

Cost

January 1, 2023	470,127	471,550	267,660	1,209,337

Additions	51,285	8,600	-	59,885

December 31, 2023	521,412	480,150	267,660	1,269,222

Additions	58,912	21,245	-	80,157

December 31, 2024	580,324	501,395	267,660	1,349,379

Accumulated depreciation

January 1, 2023	180,270	90,928	53,532	324,730

Charge for the year	156,424	96,031	53,532	305,987

December 31, 2023	336,694	186,959	107,064	630,717

Charge for the year	134,353	99,571	53,532	287,456

December 31, 2024	471,047	286,530	160,596	918,173

Net carrying amount

December 31, 2024	109,277	214,865	107,064	431,206

December 31, 2023	184,718	293,191	160,596	638,505

January 1, 2023	289,857	380,622	214,128	884,607

Net carrying amount (US$)

December 31, 2024	14,068	27,662	13,783	55,513

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

11.	Right-of-use assets

Leased
properties
HK$

Cost

January 1, 2023 and December 31, 2023	2,687,248

Additions	1,278,236
Write-off upon expiry of lease	(888,214)

December 31, 2024	3,077,270

Accumulated amortisation

January 1, 2023	620,094

Charge for the year	1,066,822

December 31, 2023	1,686,916

Charge for the year	1,131,827
Write-off upon expiry of lease	(888,214)

December 31, 2024	1,930,529

Net carrying amount

December 31, 2024	1,146,741

December 31, 2023	1,000,332

January 1, 2023	2,067,154

Net carrying amount (US$)
December 31, 2024	147,629

	2024	2024	2023
	US$	HK$	HK$

Total cash outflow for leases #	164,389	1,276,920	1,212,193

#	Amount includes payments of principal and interest portion of lease liabilities.

The Group did not have short-term leases for the years ended December 31, 2024 and 2023.

For both years, the Group leases various offices for its operations. Lease contracts are entered into for fixed term of 2 to 3 years. Lease terms are negotiated on an individual basis.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

11.	Right-of-use assets (continued)

Extension options

The Group has extension options for leases of office in Hong Kong. This is used to maximise operational flexibility in terms of managing the asset used in the Group’s operations. The extension options held are exercisable only by the Group and not by the respective lessors.

The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options.

In addition, the Group reassesses whether it is reasonably certain to exercise an extension option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee.

The potential exposures to these future lease payments for extension options in which the Group is not reasonably certain to exercise is summarised below:

	Lease	Potential future lease payments	Lease	Potential future lease payments	Lease	Potential future lease payments
	liabilities	not included in	liabilities	not included in	liabilities	not included in
	recognised as at	lease liabilities (undiscounted)	recognised as at	lease liabilities (undiscounted)	recognised as at	lease liabilities (undiscounted)
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2023
	US$	US$	HK$	HK$	HK$	HK$

Office - Hong Kong	12,163	186,310	94,482	1,447,200	778,489	1,447,200

In addition, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee. During the year ended December 31, 2024 and 2023, there is no such triggering event. Subsequent to the end of the reporting period, the Group did not exercise the extension option upon expiry of the lease contract.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

12.	Amounts due from/to related parties

	December 31, 2024	December 31, 2024	December 31, 2023	January 1, 2023
	US$	HK$	HK$	HK$

Amounts due from/(to) Choco Up Holdings Limited (Note 1)	2,405,579	18,685,807	(2,524,192)	-
Amounts due from/(to) Happy CN Company Limited (Note 1)	2,199,467	17,084,803	(20,708,733)	(62,937,798)
Amounts due from Happy CP MY SDN BHD (Note 1)	199,784	1,551,859	809,527	-
Amount due from sole director (Note 2)	149,336	1,160,000	1,548,600	1,160,000

Note:

1.	Choco Up Holdings Limited, Happy CN Company Limited, Happy CP MY SDN BHD and the Group are under common control of two major shareholders, namely Hung Percy and Honest Legend Limited. The amounts due from/(to) these related parties mainly represent balances for advances for operations and payment on behalf, which are non-trade in nature, unsecured, interest-free and repayable on demand.

2.	The amount due from sole director is unsecured, interest-free and repayable on demand.

13.	Financial assets measured at amortised cost

	December 31, 2024	December 31, 2024	December 31, 2023	January 1, 2023
	US$	HK$	HK$	HK$

Financial assets measured at amortised cost	8,574,359	66,603,053	31,196,151	18,103,998
Less: Accumulated provision of ECL	(141,155)	(1,096,454)	(551,991)	(289,707)

Financial assets measured at amortised cost, net	8,433,204	65,506,599	30,644,160	17,814,291

The financial assets measured at amortised cost were derived from revenue-based financing as part of its principal activity.

Details of impairment assessment of financial assets measured at amortised cost for the years ended December 31, 2024 and 2023 are set out in Note 23(a)(i).

14.	Financial assets measured at FVTPL

	December 31, 2024	December 31, 2024	December 31, 2023	January 1, 2023
	US$	HK$	HK$	HK$

Unlisted receivables	11,653,255	90,518,992	51,905,631	102,039,606

The unlisted receivables were derived from revenue-based financing as part of its principal activity.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

15.	Deposits, prepayments and other receivables

	December 31,	December 31,	December 31,	January 1,
	2024	2024	2023	2023
	US$	HK$	HK$	HK$

Deposits	312,793	2,429,687	397,117	872,577
Prepayments	30,741	238,785	42,096	79,529
Other receivables	66,857	519,322	-	-

	410,391	3,187,794	439,213	952,106

16.	Cash and cash equivalents

	December 31,	December 31,	December 31,	January 1,
	2024	2024	2023	2023
	US$	HK$	HK$	HK$

Cash at banks	1,440,362	11,188,299	6,801,983	5,766,513
Cash held at third party platforms	472,947	3,673,711	23,788,410	312,160
Cash on hand	221	1,718	3,032	11

	1,913,530	14,863,728	30,593,425	6,078,684

	December 31,	December 31,	December 31,	January 1,
	2024	2024	2023	2023
	US$	HK$	HK$	HK$
Dominated by:

United States Dollar	125,390	973,990	2,699,915	1,041,085
Australian Dollar	392,579	3,049,434	21,155,046	77,468
Singapore Dollar	435,678	3,384,216	5,559,139	2,329,156
New Zealand Dollar	11	87	99	-
Canadian Dollar	9	72	79	-
Euro	756	5,875	-	-
Chinese Yuan Renminbi	-	-	73	80
Hong Kong Dollar	937,415	7,281,561	1,179,074	2,630,895
Malaysian Ringgit	21,692	168,493	-	-

	1,913,530	14,863,728	30,593,425	6,078,684

Cash at banks earns interest at floating rates based on daily bank deposit rates.

Cash balances in bank accounts in Hong Kong are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to HK$800,000 per depositor per Scheme member, including both principal and interest since October 1, 2024 and HK$500,000 prior to October 1, 2024. Out of the cash and cash equivalents balance of HK$840,968 and HK$728,754 as of December 31, 2024 and 2023, respectively, were covered under this Scheme.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

17.	Share capital

	December 31,	December 31,	December 31,	January 1,
	2024	2024	2023	2023
	US$	HK$	HK$	HK$

Ordinary shares at par value of US$1 (December 31, 2023: US$1) each

Authorised:
50,000 (December 31, 2023: 50,000) ordinary shares	50,208	390,000	390,000	390,000

Issued and fully paid:-
50,000 (December 31, 2023: 50,000) ordinary shares	50,208	390,000	390,000	390,000

The Company is an exempted company incorporated in the Cayman Islands on June 4, 2025 and the corporate affairs are governed by its memorandum and articles of association, as amended from time to time, the Companies Act, and the common law of the Cayman Islands.

On June 4, 2025, the Company issued 50,000 shares with par value of US$1 each for a consideration of US$50,000. On the same date, on June 4, 2025, as part of a reorganisation, Choco Up Holdings Limited, a company incorporated on December 1, 2020 domiciled in British Virgin Islands, agreed to sell all of its shares in seven wholly-owned subsidiaries, namely, Happy CP Company Limited, Choco Up SG PTE Limited, Choco Up AUS PTY Limited, Daily Smile Limited, Perfect Pointer Limited and Vital Project Limited, and the Company agreed to buy the entire issued share capital of the aforesaid seven subsidiaries in consideration for the Company to allot and issue an aggregate of 50,000 fully paid ordinary shares of par value US$1 each at the aggregate issue price of US$50,000. Except for Happy CP MY SDB BHD, all the share transfer of the subsidiaries from Choco Up Holdings Limited to the Company have been completed in June 2025.

As Choco Up Holdings Limited and the Company are under common control of two major shareholders, the series of contractual arrangements between Choco Up Holdings Limited and the Company in 2025 constituted a reorganisation under common control. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued share capital, which have been revised to reflect the effects of the reorganisation, in accordance with International Financial Reporting Standards (“IFRS”) as of January 1, 2023, December 31, 2023 and 2024. Consequently, in accordance with this policy being applied to these consolidated financial statements, as of December 31, 2023 and 2024, The Company had 50,000 issued and fully paid ordinary share.

18.	Reserves

(i)	Other reserves

It represents the effect of adopting merger accounting for common control combination and subscription receivable from shareholder.

(ii)	Exchange reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

19.	Loans payables

As of December 31, 2024, the loans payables are repayable from January 2025 to July 2027. They carry interest at 10.0% to 12.0% per annum. The loans payables include HK$87,500,000 which are secured by financial assets measured at FVTPL of HK$155,516,005. The remaining loans payables of HK$144,199,715 are unsecured.

As of December 31, 2023, the loans payables are repayable from January 2024 to February 2025. They carry interest at 10.0% to 12.0% per annum. The loans payables include HK$50,000,000 which are secured by financial assets measured at FVTPL of HK$53,522,000. The remaining loans payables of HK$47,957,397 are unsecured.

As of January 1, 2023, the loans payables are repayable from January 2023 to February 2025. They carry interest at 10.0% to 10.5% per annum. The loans payables are unsecured.

Details of the repayment schedule in respect of the loans payables are as follows:-

	December 31,	December 31,	December 31,	January 1,
	2024	2024	2023	2023
	US$	HK$	HK$	HK$

Loans repayable:
Within one year or on demand	19,677,680	152,850,315	91,235,997	26,236,000

In the second to fifth years, inclusive	10,150,933	78,849,400	10,243,400	38,773,400

	29,828,613	231,699,715	101,479,397	65,009,400

20.	Lease liabilities

	December 31,	December 31,	December 31,	January 1,
	2024	2024	2023	2023
	US$	HK$	HK$	HK$

Lease liabilities payable:

Within one year	93,441	725,824	1,000,468	1,058,290
Within a period of more than one year but not more than 5 years	57,424	446,051	94,482	1,094,950

	150,865	1,171,875	1,094,950	2,153,240

Less: portion classified as current liabilities	(93,441)	(725,824)	(1,000,468)	(1,058,290)

Non-current liabilities	57,424	446,051	94,482	1,094,950

The incremental borrowing rates range from 7.0% to 10.1% per annum.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

20.	Lease liabilities (continued)

Lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

Singapore Dollars
HK$

As at December 31, 2024	1,077,393

As at December 31, 2023	316,460

As at January 1, 2023	753,448

US$

As at December 31, 2024	138,702

21.	Accruals and other payables

	December 31, 2024	December 31, 2024	December 31, 2023	January 1, 2023
	US$	HK$	HK$	HK$

Accruals	137,402	1,067,295	1,732,566	2,341,409
Interest payables	181,065	1,406,459	232,774	750,757
Receipt in advances (Note 1)	836,799	6,500,000	-	-
Other payables (Note 2)	770,926	5,988,325	847,607	-

	1,926,192	14,962,079	2,812,947	3,092,166

Note 1: Receipt in advances represent receipt in advances from an independent third party in relation to the provision of consultation services in future periods.

Note 2: These amounts represent advances from independent business partners. The amounts due to these parties are unsecured, interest-free and repayable on demand.

22.	Financial instruments by category

	December 31, 2024	December 31, 2024	December 31, 2023	January 1, 2023
	US$	HK$	HK$	HK$

Financial assets:

Fair value through profit or loss	11,653,255	90,518,992	51,905,631	102,039,606
Loans and receivables at amortised cost (including cash and cash
equivalents)	15,680,550	121,801,805	63,992,829	25,925,552

	27,333,805	212,320,797	115,898,460	127,965,158

Financial liabilities:

Amortised cost	31,068,871	241,333,669	128,620,219	133,192,604

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

23.	Financial risk management and fair values of financial instruments

(a)	Financial risk management

The Group is exposed to a variety of risks including credit risk, liquidity risk, interest rate risk and foreign currency risk arising in the normal course of its business activities.

The Company’s director monitor the financial risk management of the Group and take such measures as considered necessary from time to time to minimise such financial risks.

(i)	Credit risk and impairment assessment

Other than those financial assets whose carrying amounts best represent the maximum exposure to credit risk, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the amount of financial assets measured at amorstied cost by the Group is disclosed in Note 13. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Amounts due from related parties

The Group considers that the credit risk arising from the remaining amounts due from related parties to be low. In assessing the ECL of amounts due from related parties, the management have obtained financial information from these related companies to assess and monitor the credit risk at the end of the reporting period. In this regard, the management considers that the Group’s credit risk has not increased significantly.

Deposits and other receivables

The credit risk of other receivables and deposits are managed through an internal process. The Group also actively monitors the outstanding amounts owed by each debtor and identifies any credit risks in a timely manner in order to reduce the risk of a credit related loss. The Group performs impairment assessment under ECL model upon application of IFRS 9 on these outstanding balance. The Group measures the loss allowance at 12-month ECL. There has been no significant increase in credit risk since initial recognition. The balances are monitored on an ongoing basis and the Group’s exposure to ECL is not significant since the Group trades only with recognised and creditworthy third parties.

Financial assets measured at amortised cost

The Group makes periodic assessment on the recoverability of these balances based on historical records, past experience and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The management believes that there is no significant increase in credit risk of these deposits since initial recognition and the Group provide impairment based on 12-month ECL.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

23.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(i)	Credit risk and impairment assessment (continued)

Cash and cash equivalents

The credit risks on bank balances are limited because the counterparties are banks/financial institutions with high credit ratings assigned by international credit-rating agencies.

The tables below detail the credit risk exposures of the Group’s financial assets which are subject to ECL assessment:

	Notes	Internal credit rating	12-month or lifetime ECL	December 31, 2024 Gross carrying amount	December 31, 2024 Gross carrying amount	December 31, 2023 Gross carrying amount	January 1, 2023 Gross carrying amount
				US$	HK$	HK$	HK$
Financial assets at amortised cost

Financial assets measured at amortised cost	13		Lifetime ECL	8,574,359	66,603,053	31,196,151	18,103,988

Deposits and other receivables	15		12-month ECL	379,650	2,949,009	397,117	872,577
Amounts due from related parties	12	(Note 1)	12-month ECL	4,954,166	38,482,469	2,358,127	1,160,000

Note1: These balances are repayable on demand.

Financial assets measured at amortised cost

The following table provides information about the Group’s exposure to credit risk and ECLs for financial assets measured at amortised cost as at:

December 31, 2024
	Expected	Gross
	loss	carrying	Loss
	rate	amount	allowance
	%	HK$	HK$

Current (not past due)	1.6	66,010,259	(1,083,238)
More than 3 instalments past due	2.2	592,794	(13,216)

		66,603,053	(1,096,454)

		US$	US$

Current (not past due)	1.6	8,498,044	(139,454)
More than 3 instalments past due	2.2	76,315	(1,701)

		8,574,359	(141,155)

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

23.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(i)	Credit risk and impairment assessment (continued)

Financial assets measured at amortised cost (continued)

December 31, 2023
	Expected loss rate	Gross carrying amount	Loss allowance
	%	HK$	HK$

Current (not past due)	1.6	30,571,151	(495,681)
More than 3 instalments past due	9.0	625,000	(56,310)

		31,196,151	(551,991)

January 1, 2023
	Expected loss rate	Gross carrying amount	Loss allowance
	%	HK$	HK$

Current (not past due)	1.6	18,103,998	(289,707)

Expected loss rates are comprised with probability of default, loss given default and forward-looking information. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

The movements in provision for ECL of financial assets measured at amortised cost are as follows:

	2024	2024	2023
	US$	HK$	HK$

1 January	71,062	551,991	289,707
Add: Provision for ECL, net	70,093	544,463	262,284

31 December	141,155	1,096,454	551,991

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

23.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

As set out in Note 2.3, The Group incurred a loss of HK$20,759,349 and HK$7,034,586 for the year ended December 31, 2024 and 2023, respectively, and incurred net cash used in operating activities of HK$143,361,383 and HK$11,138,490 for the years ended December 31, 2024 and 2023 and as of December 31, 2024, the Group’s total liabilities exceeded its total assets by HK$32,777,553. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, the Group may not be able to realize its assets and discharge its liabilities in the normal course of business.

The Group’s ability to continue as a going concern will require the Group to obtain additional financing to fund its operations. In assessing the going concern, the management has considered:

●	Out of the total loans payables, two independent business partners who lend money to the Group have agreed not to request repayment of the loans to the Group for at least twelve months from the date of these consolidated financial statements until the Group are able to do so without impairing its liquidity and financial position;

●	On March 5, 2025, the Group entered into two agreements with two independent investment companies to provide additional funding to the Group for ordinary operation; and

●	Based on the business plans of the Group, management expects to see a positive trend in the Group’s future results. The merger transaction discussed in Note 27 is expected to create synergies that will enhance the Group’s performances and provide sufficient resources for long-term growth and development.

The maturity profile of the Group’s financial liabilities at the end of the reporting period, based on the contracted undiscounted payments, was repayable on demand.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

23.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(ii)	Liquidity risk (continued)

The following table details the Group’s remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	December 31, 2024
			Total
	Within	Over	undiscounted	Carrying
	1 year	1 year	cash flows	amount
	HK$	HK$	HK$	HK$

Loans payables	166,965,187	85,486,853	252,452,040	231,699,715
Accruals and other payables	8,462,079	-	8,462,079	8,462,079
Lease liabilities	827,345	448,192	1,275,537	1,171,875

Total	176,254,611	85,935,045	262,189,656	241,333,669

	US$	US$	US$	US$

Total	22,690,708	11,063,126	33,753,834	31,068,871

	December 31, 2023
			Total
	Within	Over	undiscounted	Carrying
	1 year	1 year	cash flows	amount
	HK$	HK$	HK$	HK$

Loans payables	98,105,312	12,288,315	110,393,627	101,479,397
Accruals and other payables	2,812,947	-	2,812,947	2,812,947
Amounts due to related parties	23,232,925	-	23,232,925	23,232,925
Lease liabilities	1,090,044	155,057	1,245,101	1,094,950

Total	125,241,228	12,443,372	137,684,600	128,620,219

	January 1, 2023
			Total
	Within	Over	undiscounted	Carrying
	1 year	1 year	cash flows	amount
	HK$	HK$	HK$	HK$

Loans payables	30,604,089	41,289,844	71,893,933	65,009,400
Accruals and other payables	3,092,166	-	3,092,166	3,092,166
Amounts due to related parties	62,937,798	-	62,937,798	62,937,798
Lease liabilities	1,212,192	1,144,085	2,356,277	2,153,240

Total	97,846,245	42,433,929	140,280,174	133,192,604

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s bank loans..

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

23.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(iii)	Interest rate risk (continued)

At December 31, 2024, it is estimated that a general increase or decrease of 100 basis points in interest rates, with all other variables held constant, would decrease or increase the Group’s loss before tax by approximately HK$1,224,000 (US$158,000) (2023: HK$451,000).

(iv)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

In 2024, the Group is exposed to foreign currency risk related primarily to sales and purchases that are denominated in currencies other than the functional currency of the operations to which they relate. The currency giving rise to this risk is the United States dollars (“US$”). The Group does not hold or issue any derivative financial instruments for trading purposes or to hedge against fluctuations in foreign exchange rates.

In the opinion of the management, the rate of exchange of the HK$ to the US$ is reasonably stable under the Linked Exchange Rate System and, accordingly, the Group does not have any significant foreign exchange risk arising from US$. As a result, no sensitivity analysis is performed.

(b)	Fair values of financial instruments

The fair values of financial assets and financial liabilities have been determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

Management of the Group considers that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

The following table presents the carrying value of the Group’s financial instruments measured at fair value across the three levels of the fair value hierarchy defined in IFRS 13 “Fair Value Measurement” with fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

●	Level 1: fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

●	Level 2: fair values measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

●	Level 3: fair values measured using significant unobservable input.

The Group has a team headed by the finance manager performing valuations for the financial assets measured at FVTPL which are categorised into Level 3 of the fair value hierarchy. The team reports directly to the chief financial officer. A valuation report with analysis of changes in fair value measurement is prepared by an independent valuer at each annual reporting date and is reviewed and approved by the chief financial officer.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

23.	Financial risk management and fair values of financial instruments (continued)

(b)	Fair values of financial instruments (continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:-

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	HK$	HK$	HK$	HK$

Assets:

Financial assets at FVTPL	-	-	90,518,992	90,518,992

	US$	US$	US$	US$

Financial assets at FVTPL	-	-	11,653,255	11,653,255

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	HK$	HK$	HK$	HK$

Assets:

Financial assets at FVTPL	-	-	51,905,631	51,905,631

	January 1, 2023
	Level 1	Level 2	Level 3	Total
	HK$	HK$	HK$	HK$

Assets:

Financial assets at FVTPL	-	-	102,039,606	102,039,606

During the years ended December 31, 2023 and 2024, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets (2022: Nil). The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

The fair values of unlisted receivables have been estimated using a discounted cash flow valuation model based on assumptions that are not supported by observable market prices or rates. The valuation requires the management to make estimates about the expected future cash flows including expected future dividends and proceeds on subsequent disposal of the shares. The management believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statements of financial position, and the related changes in fair values, which are recorded in consolidated statements of profit or loss, are reasonable.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

23.	Financial risk management and fair values of financial instruments (continued)

(b)	Fair values of financial instruments (continued)

Fair value hierarchy (continued)

Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 31 December 2024 and 2023:

Sensitivity of
	Valuation	Significant		fair value
	technique	unobservable input	Range	the input

Revenue-based	Discounted	Discount rate	2024: 4.0% to 11.6%	1% (2023: 1%)
financing	cash flow		(2023: 4.6% to 14.6%)	increase (decrease) in
receivables				discount rate would
result in (decrease)
increase in fair value
by HK$263,812 (2023: HK$177,582)

The movements in the fair value measurement in Level 3 are as follows:-

	2024	2024	2023
	US$	HK$	HK$

Revenue-based financing receivables:

At January 1,	6,682,239	51,905,631	102,039,606
Acquired	35,233,563	273,683,746	135,814,500
Net gains recognised in profit or loss during the year	3,613,426	28,068,011	18,693,205
Repayment	(33,875,973)	(263,138,396)	(204,641,680)

At December 31,	11,653,255	90,518,992	51,905,631

24.	Contingencies & Commitments

In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and 2023 and through the issuance date of these consolidated financial statements.

25.	Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and net current asset position in order to support its business and maximise shareholder value. The capital structure of the Group comprises issued share capital and retained earnings.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to the objectives, policies or processes during the financial years ended December 31, 2024 and 2023.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

26.	Related party transactions

Other than disclosed elsewhere in the consolidated financial statements, the related party transactions and balances are disclosed below.

Compensation of key management personnel and director’s remuneration

The sole director is considered the only key management personnel of the Company. Compensation of key management personnel of the Group during the year was as follows:

	2024	2024	2023
	US$	HK$	HK$

Short-term employee benefits
- other emoluments	85,122	661,200	661,200
Employer’s contribution to defined contribution plans	1,015	7,888	-

	86,137	669,088	661,200

As at December 31, 2024 and 2023, in the opinion of the management, the immediate holding company of the Company was Honest Legend Limited, which was incorporated in the British Virgin Islands, and the ultimate holding party of the Company was Hung Percy.

27.	Event after reporting period

On July 9, 2025, the Group has entered into merger agreement with Plutus Financial Group Limited (“Plutus”), a Cayman Islands exempted company with limited liability and listed on Nasdaq, that Plutus to merge with and into the Group. After the merger, the Group will continue as the surviving entity and the Group become a wholly-owned subsidiary of Plutus.

On March 5, 2025, the Group entered into two agreements with two independent investment companies to provide facility of US$10 million and US$2 million to the Group for ordinary operation, respectively. The drawn down dates of these two fundings were in March 2025.

For the facility of US$10 million, the maturity date is one year after the drawn down date with one year auto extension if mutual agreement is reached. The lender may request for an early repayment after the twelve months from the drawn down date.

For the facility of US$2 million, the maturity date is one year after the drawn down date with one year auto extension if either party has given the other party a notice of auto-renewal notice.

The Group’s management has evaluated subsequent events up to the date the consolidated financial statements were issued, pursuant to the requirements of IAS 10 Events after the Reporting Period.

Choco Up Group Holdings Limited and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024 and 2023

28.	New and amendments to IFRS in issue but not yet effective

The Group has not early applied the following new and amendments to IFRS that have been issued but are not yet effective:-

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IAS 21	Lack of Exchangeability[2]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[3]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11[3]
IFRS 18	Presentation and Disclosure in Financial Statements[4]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[4]

1 Effective for annual periods beginning on or after a date to be determined.

2 Effective for annual periods beginning on or after January 1, 2025.

3 Effective for annual periods beginning on or after January 1, 2026.

4 Effective for annual periods beginning on or after January 1, 2027.

Except for the new IFRS mentioned below, the management anticipate that the application of all other new and amendments to IFRS will have no material impact on the consolidated financial statements in the foreseeable future.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements. Whilst many of the requirements will remain consistent, the new standard introduces new requirements to present specified categories and defined subtotals in the income statement; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the primary financial statements and the notes. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made.

IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after 1 January 2027, with early application permitted, and will be applied retrospectively. The application of the new standard is expected to affect the presentation of the income statement and disclosures in the future financial statements. The Group is still currently assessing the impact that IFRS 18 will have on the financial statements.

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